UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41369

Osisko Development Corp.

(Translation of registrant’s name into English)

1100 Avenue des Canadiens-de-Montréal, Suite 300

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☒

EXHIBIT INDEX

Exhibit

99.1	Material Change Report, dated November 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Osisko Development Corp.
(Registrant)

Date: December 17, 2025	/s/ Laurence Farmer
Laurence Farmer
General Counsel and Vice President Strategic Development